LONERIDER SPIRITS, LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET IS EXPECTED TO BE AVAILABLE FOR AN INDEFINITE PERIOD OF TIME. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Representatives of:

LONERIDER SPIRITS, LLC
624 HOLLY SPRINGS ROAD, SUITE 163
HOLLY SPRINGS, NC 27540

Ladies and Gentlemen:

The undersigned understands that Lonerider Spirits, LLC, a North Carolina limited liability corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission (the "**SEC**") and is being made available on the website of Wefunder crowdfunding portal (the "**Portal**"), as the same may be amended from time to time (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 273,750 units of its Class CF Units, (each a "**Unit**" and, collectively, the "**Units**") at a purchase price of $4.00 per Unit; provided, however, that if the undersigned subscribes on or before the date on which the Company raises $100,000.00 in the Offering, then the undersigned will receive (i) an "early bird" discount of 20%, which will reduce the purchase price to $3.20 (such purchase price whether with or without the "early bird" discount, the "**Purchase Price**"), and (ii) a $20,747,772.80 pre-money valuation instead of a $25,934,716 pre-money valuation. The minimum amount or target amount to be raised in the Offering is $50,000.00 (the "**Target Offering Amount**") and the maximum amount to be raised in the Offering is $1,070,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Maximum Offering Amount, the Company will sell Units on a basis to be determined by the Company's management in their sole discretion. The Company is offering the Units to prospective investors through the Portal. The Portal is registered with the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

1. Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Units equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the applicable Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the

Company's behalf. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason.

2. Closing.

(a) Closing. Subject to Section 2(b), the closing of the sale and purchase of the Units pursuant to this Agreement (the "**Closing**") shall take place through the Portal within five Business Days after the Offering Deadline (the "**Closing Date**").

(b) Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Closing Date, the Company shall have received aggregate subscriptions for Units in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount;

(iii) the representations and warranties of the Company contained in Section 4 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing Date in all material respects with the same effect as though such representations and warranties had been made as of the Closing Date.

3. Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4. Representations and Warranties of the Company. The undersigned understands that upon issuance of to the undersigned of any Units, the Company will be deemed to have made following representations and warranties to the undersigned as of the Closing Date:

(a) Company Power. The Company has been duly organized as a limited liability company under the laws of the State of North Carolina and, has all requisite legal power and authority to conduct its business as currently being conducted and to issue and sell the Units to the undersigned pursuant to this Agreement.

(b) Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Operating Agreement of LONERIDER SPIRITS, LLC, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) <u>No Conflict.</u> The execution, delivery and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the Company's Operating Agreement, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

(e) <u>Company Obligations.</u> Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

5. <u>Representations and Warranties of the Undersigned</u>. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Units involves significant risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Subscription Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Units; and the undersigned has adequate means of providing for its current needs and possible contingencies and does not and will not need liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units. The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Units or (ii) made any representation to the undersigned regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the undersigned.

(c) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C, and accompanying Offering Statement, or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the undersigned's authority or suitability to invest in the Units.

(d) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Units and its authority to invest in the Units.

(e) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

(f) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Units.

(g) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription amount of the Units, without interest thereon, to the undersigned.

(i) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned confirms it has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(j) The undersigned understands that it has up to 48 hours before the campaign end date to cancel the purchase and get a full refund without interest.

(k) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(l) The undersigned understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, furthermore, certain state restrictions may also apply. The undersigned understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become transferable without restrictions, a secondary market in the Units is not expected to develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Units for an indefinite period of time.

(m) The undersigned is acquiring the Units solely for the undersigned’s own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The undersigned understands that the Units have not been registered under the Securities Act

or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Units, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule, or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

(o) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. The undersigned's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(p) The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Units and obtain any consent, approval, or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

(q) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing Date, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing Date, taking into account all information received by the undersigned.

6. **HIGH RISK INVESTMENT**. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to risks, including the risk factors described in the Offering Statement, the outcome of which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Units specified on the signature page hereto and of the Company to sell the Units are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the

undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. [Non-]Voting Units; Grant of Proxy. The undersigned acknowledges that the Units being acquired are [non-voting] Units and are represented by a Lead Investor.

9. Uncertified Units/Legend. The undersigned acknowledges that the Company is authorized to issue uncertificated Units, and hereby waives the undersigned's right to receive a certificate representing the securities and consents and agrees to the issuance of uncertificated Units. The certificates, book entry or other form of notation, if any, representing the Units sold pursuant to this Subscription Agreement will be notated with a legend or designation in substantially the following substance:

10. **"The securities represented by this certificate,, have not been registered under either the Securities Act of 1933, as amended (the "Securities Act"), or applicable state securities laws and may not be offered, sold, assigned, pledged or otherwise transferred unless pursuant to an effective registration statement under the Securities Act and such state securities laws, or the Company receives an opinion of counsel acceptable to the Company stating that such offer, sale, assignment, pledge or other transfer is exempt from the registration requirements of the Securities Act and such state securities laws. The securities represented by this certificate were sold in reliance on Regulation Crowdfunding under the Securities Act, and for one year from the date of this certificate the securities may only be transferred to: the Company, to an "Accredited Investor" within the meaning of Rule 501 of Regulation D under the Securities Act, as part of an offering registered under the Securities Act with the Securities and Exchange Commission, or to a member of the holder's family or the equivalent, to a trust controlled by the holder, to a trust created for the benefit of a member of the family of the holder or equivalent, or in connection with the death or divorce of the holder or other similar circumstance."** Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its ,Board of Representativies, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

11. Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Units or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

12. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

13. Notices. All notices or other communications given or made hereunder shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid, or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Subscription Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

14. Governing Law. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of North Carolina without regard to the principles of conflicts of laws.

15. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Units by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

16. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

17. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

18. Invalidity of Specific Provisions. If any provision of this Subscription Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Subscription Agreement, such provision shall be fully severable; this Subscription Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Subscription Agreement, and the remaining provisions of this Subscription Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Subscription Agreement.

19. Titles and Subtitles. The titles of the sections and subsections of this Subscription Agreement are for convenience of reference only and are not to be considered in construing this Subscription Agreement.

20. Counterparts. This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

22. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

23. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned if an individual.

24. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the Closing Date, which would cause any

representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Lonerider Spirits, LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited